Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neuronetics, Inc.:

We consent to the use of our report dated March 16, 2018, except for the recapitalization described in Note 2, as to which the date is June 14, 2018, with respect to the balance sheets of Neuronetics, Inc. as of December 31, 2016 and 2017 and the related statements of operations, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the “financial statements”) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 15, 2018